As filed with the Securities and Exchange Commission on July 3, 2003.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                     GENERAL FORM FOR REGISTRATION STATEMENT
     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                              ADVANCED MEDIA, INC.
                 (Name of Small Business Issuer in Its Charter)

           DELAWARE                                              7200
(State or Jurisdiction of                           (Primary Standard Industrial
Incorporation or Organization)                       Classification Code Number)

                                   95-4810658
                                  (IRS Employer
                               Identification No.)


                       17337 VENTURA BOULEVARD, SUITE 224
                            ENCINO, CALIFORNIA 91316
                                 (818) 784-0040

        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)

                    BUDDY YOUNG OR L. STEPHEN ALBRIGHT, ESQ.
                       17337 VENTURA BOULEVARD, SUITE 224
                            ENCINO, CALIFORNIA 91316
                                 (818) 784-0040

            (Name, Address and Telephone Number of Agent for Service)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

         TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH
                                               EACH CLASS IS TO BE REGISTERED

                  NONE                         NONE


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                          COMMON STOCK, PAR VALUE $.001
                              (TITLE OF EACH CLASS)

                              ADVANCED MEDIA, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            PAGE
PART I

Item 1.     Description of Business  .....................................     3
Item 2.     Management's Discussion and Analysis or Plan of
               Operation  ................................................    11
Item 3.     Description of Property  .....................................    14
Item 4.     Securities Ownership of Certain Beneficial Owners
               and Management  ...........................................    14
Item 5.     Directors and Executive Officers, Promoters and
               Control Persons  ..........................................    15
Item 6.     Executive Compensation  ......................................    17
Item 7.     Certain Relationships and Related Transactions  ..............    17
Item 8.     Description of Securities  ...................................    18

PART II

Item 1.     Market For Common Equity and Related Stockholder
               Matters  ..................................................    19
Item 2.     Legal Proceedings  ...........................................    20
Item 3.     Changes in and Disagreements with Accountants  ...............    20
Item 4.     Recent Sales of Unregistered Securities  .....................    20
Item 5.     Indemnification of Directors and Officers  ...................    20

PART F/S

            Financial Statements  ........................................    21

PART III

Item 1.     Index to Exhibits  ...........................................    38
Item 2.     Description of Exhibits  .....................................    39

Signatures  ..............................................................    39

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(A) BUSINESS DEVELOPMENT

         We were incorporated in Delaware on March 20, 2000 under the name "Web Star Training, Inc." On June 9, 2000, we changed our name to "Advanced Knowledge, Inc." Then, on May 14, 2003, we changed our name to "Advanced Media, Inc.," while retaining the name Advanced Knowledge for use by a division of the Company. From the date we were incorporated until April 18, 2003, we were a wholly owned subsidiary of Enhance Biotech, Inc., a Delaware corporation (hereinafter "Enhance Biotech"). On April 18, 2003, our largest creditor converted approximately $434,000 in debt for 1,000,000 shares of our common stock held by Enhance Biotech. For a discussion of the Company's history, see " Company History."

(B) DESCRIPTION OF BUSINESS

         Advanced Media's core business is the development, production and distribution of creatively unique management and general workforce training videos for use by businesses throughout the world. Additionally, we have recently started to develop computer software to reinforce employee compliance with company rules and workplace policies concerning issues such as sexual harassment, safety, discrimination, and privacy. To date, we have invested approximately $20,000 in this computer software project. The further development and marketing of this software is dependent on our financial resources. If we do not have sufficient cash resources we will delay or cancel future development.

WORKFORCE TRAINING VIDEO PRODUCTION

         We have a production agreement with The Hathaway Group that provides for the joint production of a series of six corporate training videos based on either classic Hollywood motion pictures or historical world events. The Hathaway Group is an award winning, leading supplier of corporate training videos for such clients as IBM, Polaroid, 3M, Digital Equipment Corp., Du Pont, ITT/Hartford Insurance and various divisions of Citicorp. Among the many videos produced by The Hathaway Group is the best selling and critically acclaimed training video entitled WORK TEAMS AND THE WIZARD OF OZ.

         To date, five of the six training videos have been completed and are currently being distributed by us, as well as other distributors throughout the world. The agreement requires us to finance 50% of the production cost of all six videos and to pay a royalty to The Hathaway Group of 50% of revenues, minus distribution expenses, derived from sales of each video in the series.

         The total cost of production for the first five videos that have been completed thus far under this agreement is approximately $225,000. Each of the first four videos cost approximately $50,000, and the fifth video costing approximately $25,000. We have paid a total of approximately $112,500, as our share of the production costs.

         The first video in the series is entitled TWELVE ANGRY MEN: TEAMS THAT DON'T QUIT. The video, based on the classic film starring Henry Fonda, utilizes 12 minutes of clips from the film, licensed under an agreement with MGM/UA, and features Dr. Margaret J. Wheatley as the on-camera personality. Dr. Wheatley, formerly an Associate Professor of Management at the Marriott School of Management,

Brigham Young University, is a respected author whose work includes the best selling LEADERSHIP AND THE NEW SCIENCES. Dr. Wheatley also serves as a management consultant to major corporations.

         The second video in the series is entitled THE CUBAN MISSILE CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES. This video is based on the decision making process of President Kennedy and his Cabinet during the Cuban missile crisis.

         The third video in the series, entitled IT'S A WONDERFUL LIFE: LEADING THROUGH SERVICE, features film clips from the classic motion picture IT'S A WONDERFUL LIFE, STARRING JIMMY STEWART, along with on-camera commentary by Dr. Wheatley.

         The fourth video in the series is entitled OWN IT (i.e., "own" your job) and focuses on the four main themes: Caring About What You Do, Going Above And Beyond, Being A Team Player, and Being Proud Of What You Do And Where You Do It.

         The fifth video in the series, entitled HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR, is an animated short that is used as a meeting opener to stimulate the thinking of the participants.

         We anticipate beginning work with The Hathaway Group on the sixth video in the series during the third quarter of 2003. Its basic theme will be the importance of diversity in the workplace. Our plans call for this video to be completed by January 31, 2004, and to cost approximately $50,000.

         There is no default provision in the agreement. Either we, or the Hathaway Group, may elect not to go forward with the funding for the production of the remaining video. If that should happen, we do not feel it would have a material effect on the company, as we will still have the distribution rights to the videos that have been produced.

         If cash flow permits, management will attempt to develop, produce and distribute additional videos financed solely by us. However, if cash flow is insufficient, and we are not able to raise substantial additional capital, we will be unable to pursue the production and distribution of these additional videos.

DISTRIBUTION OF VIDEOS

         We have non-exclusive distribution agreements with a variety of training video producers and distributors. In general, we have agreed to pay a marketing/distribution fee when others sell our video training products. In many instances, we have mutual non-exclusive distribution agreements to market/distribute their products for a fee. Currently, we have twenty-eight domestic distribution agreements and twenty-seven international distribution agreements. Substantially all of our revenues are derived from sales of videotapes through these agreements. We anticipate that substantially all of our revenues will be generated from these agreements during fiscal 2004. WORKFORCE TRAINING INDUSTRY OVERVIEW

GENERAL

         According  to  the  Annual  Industry   Report   published  by  Lakewood
Publications in the October 2002 issue of its respected industry publication, TRAINING MAGAZINE:

         o        $54.2  billion  was spent for formal  training in 2002 by U.S.
                  organizations with 100 or more employees.

         o $15.1 billion of that $54.2 billion was expected to be spent on outside providers of products and services in 2002. These products and services include "off-the-shelf "materials (which category includes our videos and work books).

         o 66% of U.S. organizations with 100 or more employees were expected to spend the same or more for formal training in 2002 than in 2001.

         During the past several years, large and small corporations throughout the world have sought to remain competitive and to prosper in today's information age and knowledge-orientated economy by allocating an increasing amount of resources to the training of their employees. No longer is workforce training restricted to senior managers. Among other categories of employees who now receive training paid for by their employers are middle managers, salespeople, first line supervisors, production workers, administrative employees, customer service representatives, and information technology personnel.

         "Soft-Skill" training and Information Technology training represent the industry's two major, distinct sources of revenue. Soft-Skill training includes management skills/development, supervisory skills, communication skills, new methods and procedures, customer relations/services, clerical/secretarial skills, personal growth, employee/labor relations, and sales. Information Technology training includes client/server systems, internet/intranet technologies, computer networks, operating systems, databases, programming languages, graphical user interfaces, object-oriented technology and information technology management.

THE SOFT SKILL TRAINING MARKET

         As reported in the October 2001 issue of TRAINING MAGAZINE, Soft Skill training represents over 50% of the monies spent by U.S. companies in the training of their employees. No figures for Soft Skill training were provided in their 2002 report. Management believes that the Soft-Skill training market is rapidly expanding mainly as a result of realization by organizations throughout the world that in order to remain competitive and manage for success, they must continuously invest in the training of their employees. Demand for quality training products and services is not only stemming from organizations, but from millions of workers who are seeking advanced training to keep up with the job skills required by today's more competitive global economy.

         As further reported by TRAINING MAGAZINE, there were over thirty different specific Soft-Skill training subjects utilized by organizations to increase employee productivity and awareness. Among the top ten subjects were: new-employee orientation, leadership, sexual harassment, new-equipment
orientation,      performance      appraisals,       team-building,      safety,
problem-solving/decision-making, train-the-trainer, and product knowledge.

         We have produced and are marketing training tapes that address three categories of the top ten categories listed in TRAINING MAGAZINE. These four tapes address; leadership, team-building, and problem solving/decision-making. These three categories match the focus of the tapes in our current library.

         Although many organizations continue to maintain in-house training departments, outside suppliers represent a significant portion of the training budget. TraINING MAGAZINE reported in its

October 2002 issue that training delivered by outside sources represented 28% of the total dollars spent on traditional training, and 37% of technology based training. Management believes that the trend for organizations to increasingly outsource the training function will continue as a result of the broad range of subjects that must be part of an effective employee training program and the cost of developing and maintaining internal training courses in the rapidly changing workplace.

THE INFORMATION TECHNOLOGY MARKET

         The Annual Industry Report from the October 2001 issue of TRAINING MAGAZINE revealed that of all formal training in U.S. organizations with ten or more employees, 37% is devoted to teaching computer skills. There was no figure given for this category in their 2002 Report. However, we believe that the market for Information Technology continues to be driven by technological change. As the rate of this change accelerates, organizations find themselves increasingly hampered in their ability to take advantage of the latest information technologies because their information technology professionals lack up-to-date knowledge and skills. We believe that the increasing demand for training information technology professionals is a result of several key factors, including:

         o the proliferation of computers and networks throughout all levels of organizations;

         o        the  shift  from  mainframe   systems  to  new   client/server
                  technologies;

         o the continuous introduction and evolution of new client/server hardware and software technologies;

         o        the proliferation of internet and intranet applications; and

         o        corporate downsizing.

         It is our belief that all of the foregoing factors have resulted in increased training requirements for employees who must perform new job functions or multiple job tasks that require knowledge of varied software applications, technologies, business specific information and other training topics. Furthermore, since we believe that many businesses use hardware and software products provided by a variety of vendors, their information technology professionals require training on an increasing number of products and technologies which apply across vendors, platforms and operating systems. MARKET FOR EMPLOYEE COMPLIANCE SOFTWARE

         Management believes that as a result of a number of court rulings the market for employee educational materials reinforcing workplace policy guidelines has significant growth potential. In particular, the Supreme Court's rulings concerning employer liability resulting from sexual harassment claims, (BURLINGTON INDUSTRIES, INC. V. ELLERTH, 524 U.S. 742, 118 S. Ct. 2257, 1998 and FARAGHER V. CITY OF BOCA RATON, 524 U.S. 775, 118 S. Ct. 2275, 1998) made it apparent that the employer can greatly insulate liability for certain acts of sexual harassment provided that they have set up a system, known to employees, for the reporting of (and investigation of) allegations, and secondly, have in place some mechanism to educate their employees as to their rights and obligations under the law. We believe that this will encourage employers to provide their employees with all manner of in-house seminars, videos, posters in the lunch room, handouts, computer software etc., all of which become significant evidence for a corporation that finds itself on the receiving end of a lawsuit and that needs to make the case that "we did our job."

PRODUCTS AND SERVICES

         Currently, and for at least the next twelve months, we anticipate devoting our limited resources to the development, production and distribution of workforce training videos, and the further development of the computer software mentioned above. We will continue these efforts under our agreement with The Hathaway Group, and explore possibilities for producing and distributing videos financed solely by us. If cash flow permits, or we are successful in raising substantial additional capital through equity or debt, management will seek to develop, produce and distribute other training products and services, such as publications, audiocassettes and training packages. However, if cash flow is insufficient and we are not successful in raising substantial additional capital through equity or debt, we will be unable to pursue the development, production and distribution of these other products and services.

         Accompanying each of the videos produced by us is a workbook that is designed to be given to all employees participating in the training program. These workbooks are written for us by training professionals and serve to reinforce and enhance the lasting effectiveness of the video. In addition to the workbook, we plan to offer an audiocassette that gives the trainee a general orientation to the training material and serves to reinforce the video's salient points. We believe that the trainees will significantly benefit by being able to use the audio cassette to strengthen and review their comprehension of the information covered in the video during periods when it would be impossible to view a video, such as drive-time.

         Training videos typically have a running time of 20 to 35 minutes. The price range for training videos is between $250 and over $895 per video. The wide variance in the pricing structure is due to such factors as quality of production, on-camera personality, source of material, sophistication of graphics, and accompanying reference materials. The market continues to demonstrate to us its willingness to purchase high-end videos. Therefore, our strategy is to concentrate on producing high caliber videos utilizing elements and production values that will generate sales at the higher end of the price range, where profit margins are greater.

         The price differential between a corporate training video and a standard consumer video is justified by the fact that an organization will purchase a video and utilize it to train hundreds of employees over many years. A successful video may generate revenues of as much as $1 million a year. There are numerous examples of this in the industry, including: WHO MOVED MY CHEESE, by CRM Films, PARADIGM SHIFT, by Charthouse Learning; REMEMBER ME and ABILENE PARADOX, by CRM Films; MORE THAN A GUT FEELING, by American Media; THE GUEST, by Media Partners; and SUBTLE SEXUAL HARASSMENT, by Quality Media.

SALES AND MARKETING

         In most cases, the sale of management training products involves direct mail solicitation, preview request fulfillment, and telemarketing. We begin our sales effort by identifying prospective buyers and soliciting them through direct mail appeals that offer the recipient a free preview. In addition, we market and distribute our work force training videos via our web site at "advancedknowledge.com."

         Preview request fulfillment represents a major part of our sales plan. Most professional trainers will not purchase a training video until they have previewed it in its entirety, affording them an opportunity to evaluate the video's applicability to their specific objective and to judge its effectiveness as a training tool. When requests are received, a preview copy is immediately sent to the prospective buyer. To enhance sales potential, we send preview copies in the form of video catalogues. Each video catalogue will include several titles in the same general subject area, as the prospect may be interested in acquiring other videos that deal with similar issues. Within a short period of time following the shipment of the preview copy, a telemarketing representative will call the prospective buyer to get their comments and to ascertain their level of interest. As a result of having to send preview copies to potential customers, the sales cycle may take as little as a week or as long as several months.

         Understanding that the principal competitive factors in the training industry are quality, effectiveness, client service, and price, we have developed a marketing campaign that emphasizes our commitment to these key points, and in addition, serves to establish a positive image and brand value for our products. We utilize the following marketing methods to reach and motivate buyers of training products and services.

BRANDING

         The reason management has made brand development a key strategy of our business plan is that a brand is the intentional declaration of "who we are," "what we believe" and "why you should put your faith in our products and services." Above all, corporate branding is a promise a company can keep to its customers, the trade and its own employees.

         To be effective, a corporate brand should be understood by key audiences: customers, vendors, analysts, the media, employees and all other groups that determine the viability of a business. We anticipate that our corporate brand will grow to be our most valuable business asset. Familiarity leads to favorability. People who know our company are likely to feel more positive toward it than a lesser-known company.

         In order to build brand name recognition, we will strive to ensure that all corporate, brand, and trade advertising carrying the corporate name and other company-wide communications have a demonstrably positive impact on familiarity and favorability. In addition, we anticipate strengthening our brand identity by expanding the scope of our products and services through partnerships with highly regarded training institutions and professional associations.

DIRECT MAIL

         We believe the most cost efficient way of generating sales is through the direct mailing of product catalogues to the purchaser of training products and materials at organizations having 100 or more employees. This is our prime target. According to Dun & Bradstreet, there are over 135,000 organizations in the United States with at least 100 people.

         To reach the target buyer, we utilize mailing lists purchased from, among others, the industry's most prestigious trade association, the American Society of Training and Development. Other sources of mailing lists include various trade associations and companies that sell mailing lists, such as Hugo Dunhill Mailing Lists, Inc.

         In addition to being cost effective, direct mail represents the most accurate way of measuring sales and marketing efforts. Each response received by us is tracked through a database for the purpose of determining the highest "pulling" list and to measure the effectiveness of a specific marketing campaign. In addition, by evaluating response rates, management is also in a position to determine what level of direct mail is needed to reach sales goals, and to alter its product line in accordance with marketplace feedback. As cash flow permits, our intention is to incorporate state-of-the-art design in the production of our catalogues that will not only serve to generate sales for specific products, but will also help in building our brand value. This will be accomplished by highlighting the quality and effectiveness of our product line through the showcasing of customer endorsements. We believe that brand values have a strong tangible effect on the results of any direct mail effort, and therefore we will utilize all of our marketing materials to enhance our image as a reliable and competitive provider of quality training products and services.

TELEMARKETING

         We manage our telemarketing efforts by utilizing trained telephone representatives who focus primarily on following-up leads that have been generated through direct mail solicitation. Our telemarketers are provided with information on a customer's buying history and past needs, which are entered into our proprietary database.

         Realizing that the buyers of training products and services are highly educated executives who have multiple pressures and needs, the telemarketers that we employ are trained in high-level, sophisticated selling skills. Using a step-by-step telemarketing process, developed by us, the representative attempts to establish a consultative relationship with potential customers. He or she then will be able to use that relationship in conjunction with information provided by our database to help generate additional sales or preview requests.

COMPETITION

         We believe that both the Soft-Skills and Information Technology sectors of the training market are highly fragmented, with low barriers to entry and no single competitor accounting for a dominant market share. Our competitors are primarily the internal training departments of companies and independent education and training companies.

INTERNAL TRAINING DEPARTMENTS

         We have learned that internal training departments generally provide companies with the most control over the method and content of training, enabling them to tailor the training to their specific needs. However, we believe that industry trends toward downsizing and outsourcing continue to reduce the size of internal training departments and increase the percentage of training delivered by external providers. Because internal trainers find it increasingly difficult to keep pace with new training concepts and technologies, and lack the capacity to meet demand, organizations increasingly supplement their internal training resources with externally supplied training in order to meet their requirements.

INDEPENDENT TRAINING PROVIDERS

         Our experience has revealed that independent training providers range in size and include publishers of texts, training manuals and newsletters, as well as providers of videos, software packages, training programs and seminars.

         Independent training providers are the main beneficiaries of the organizational outsourcing trend. As a result of the increased demand for external training products and services, many large corporations have entered the field by establishing corporate training divisions. Among the larger competitors are:

Times Mirror Corporation, Sylvan Learning Systems, Inc., Berkshire Hathaway, and Harcourt General. Additional competitors currently producing training products include Blanchard Training & Development, Career Track, American Media, Pfeiffer & Company, CRM Films, AIMS Multimedia, Charthouse International and Learning Works.

         In all cases, the companies listed above have established credibility within the training industry, and compared to us, have substantially greater name recognition and greater financial, technical, sales, marketing and managerial resources.

         The workforce training market is characterized by significant price competition, and we expect to face increasing price pressures from competitors as company training managers demand more value for their training budgets. There can be no assurance that we will be able to provide products that compare favorably with workforce instructor led training techniques, interactive training software or other video programs, or that competitive pressures will not require us to reduce our prices significantly.

COMPANY HISTORY

         We were incorporated in Delaware on March 24, 2000, under the name "Web Star Training, Inc." We changed our name to "Advanced Knowledge, Inc." on June 9, 2000 and to "Advanced Media, Inc." on May 14, 2003, while retaining the
Advanced Knowledge name for use by our training video division. Since our inception, we have been engaged in the development, production and distribution of creatively unique management and general workforce training videos for use by businesses throughout the world. Additionally, we have recently started to develop computer software to reinforce employee compliance with company rules and workplace policy concerning issues such as sexual harassment, safety, discrimination, and privacy. To date, we have invested approximately $20,000 in this software project. The further development and marketing of this software is dependent on our financial resources. If we do not have sufficient cash resources we will delay or cancel further development.

         From our incorporation through April 18, 2003, we were the wholly owned subsidiary of Enhance Biotech, Inc., a Delaware corporation. Enhance Biotech was incorporated in Delaware on June 7, 1999 under the name "Becor Internet Inc." On May 25, 2000, it later changed its name to "Becor Communications, Inc." Then, on March 25, 2003, it changed its name to "Enhance Biotech, Inc." On March 20, 2000, Enhance Biotech purchased all of the assets relating to the business of producing and distributing workforce training videos from Sporting Magic Inc. Sporting Magic sold those assets to Enhance Biotech after acquiring a new business and new management. We were established soon thereafter as a wholly owned subsidiary of Enhance Biotech. Almost immediately, Enhance Biotech assigned all those liabilities and assets to us and we continued to operate the workforce training video business under the name Advanced Knowledge. Our officers and directors served as directors and officers of Enhance Biotech and Sporting Magic. They no longer serve as officers or directors of either Enhance Biotech or Sporting Magic.

         The assets Enhance Biotech received from Sporting Magic and assigned to us include all rights to the "Advanced Knowledge" name; the "advancedknowledge.com" Web site; three workforce training videos entitled TWELVE ANGRY MEN: TEAMS THAT DON'T QUIT, THE CUBAN MISSILE CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES, and IT'S A WONDERFUL LIFE: LEADING THROUGH SERVICE; and all cash, accounts receivable, inventory, equipment, personal property, and rights under production and distribution agreements held by Sporting Magic as of the effective time of the acquisition. In exchange for the assets, Enhance Biotech assumed all of the liabilities incurred or accrued by Sporting Magic before the effective time of its acquisition of those assets, which liabilities were assigned to us soon thereafter.

         On April 18, 2003, Enhance Biotech's Board of Directors approved and agreed to a debt conversion agreement between three parties, namely, (i) Enhance Biotech as the parent company, (ii) us, as the then wholly owned subsidiary of Enhance Biotech, and (iii) our president, Buddy Young. Under the terms of the agreement Mr. Young agreed to convert all of the debt owed to him by us, of approximately $434,000, except for $25,000, to equity in exchange for 1,000,000 shares of our common stock from Enhance Biotech. As a result, Mr. Young became our principal shareholder with holdings of 1,000,000 shares of our common stock, while Enhance Biotech retains a total of 750,000 shares.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations are based upon our statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with our Board of Directors, we have identified four accounting policies that we believe are key to an understanding of our financial statements. These are important accounting policies that require management's most difficult, subjective judgments.

         The first critical accounting policy relates to revenue recognition. We recognize revenue from product sales upon shipment to the customer. Rental income is recognized over the related period that the videos are rented.

         The second critical accounting policy relates to research and development expenses. We expense all research and development expenses as incurred. Costs incurred to establish the feasibility and marketability of a product are expensed as incurred and included in Research and Development expenses.

         The third critical accounting policy relates to accounts receivable. Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

         The fourth critical accounting policy relates to the allowance for doubtful accounts. The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, account balance over one year old, etc.).

FEBRUARY 2003 COMPARED TO FEBRUARY 2002

         During the quarter ended February 28, 2003, we had revenues of approximately $126,000 versus $82,000 for the same quarter in the prior year. During the nine months ended February 28, 2003, revenues increased slightly from approximately $282,000 in 2002 to $300,000 in 2003. The increase is mainly due to the revenue derived this quarter from the sale of a new video produced by the Company.

COST AND EXPENSES

         Cost of revenues increased from $49,000 (59% of revenues) in the quarter ended February 28, 2002, to $50,000 (40% of revenues) in 2003. Cost of revenues decreased from approximately $149,000 (53% of revenues) in the nine months ended February 28, 2002, to approximately $127,000 (42% of revenues) in 2003. Decreased distribution and production costs and improved pricing from vendors accounted for the decreased costs as a percent of revenues in 2003.

         Selling and marketing costs increased from $23,000 (32% of revenues) in the quarter ended February 28, 2002, to $57,000 (45% of revenues) in 2003. Selling and marketing costs increased from $78,000 (29% percent of revenues) for the nine months ended February 28, 2002, to $116,000 (39% of revenues) in 2003. The increased expenses reflect the costs incurred to market our new video entitled, HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR?

         General and administrative expenses increased from $16,000 (34% of revenues) in the quarter ended February 28, 2002, to $29,000 (23% of revenues) in 2003. G&A increased from $39,000 (30% of revenues) in the nine months ended February 28, 2002, to $79,000 (26% percent of revenues) in 2003. The main reason for the increase was the employment of two administrative personnel.

         During the quarter ended February 28, 2003, the Company agreed to forgive the indebtedness from its parent company, Enhance Biotech, Inc. (formerly Becor Communications, Inc.).

MAY 2002 COMPARED TO MAY 2001

         Our revenues for the fiscal year ended May 31, 2002, were approximately $382,000. Revenues for the period ended May 31, 2001, were $245,000. This represents an increase of $137,000. This increase was due to an increase in our sales representative force during fiscal 2002.

         Net product sales made up nearly 100% of the total revenue in both years. We expect to generate revenues from the sale of workforce training videos in 2003 that exceed those generated in fiscal 2001 and fiscal 2002.

COSTS AND EXPENSES

         From 2001 to 2002, the cost of goods sold increased from $136,000 to $196,000. This represents an increase of $60,000. The cost of goods sold as a percent of sales decreased by almost 5% (56% in 2001 to 51% in 2002). This is primarily due to a change in sales mix towards sales of third party produced videos.

         Total operating expenses increased from $221,000 in 2001 to $241,000 in 2002. This represents an increase of $21,000. This increase was due primarily to the costs incurred to expand our roster of sub distributors. Our fixed overhead, consisting primarily of rent, was approximately $28,000 in 2001 and $20,000 in 2002. This decrease represents a downsizing of facility use in 2002. For fiscal 2003, we anticipate that operating expenses will run at about the same level as 2002. We expect that gross profits, as a percentage of sales, should increase and that as sales increase, the cost of goods sold will increase proportionately.

         Selling and marketing expenses increased from $103,000 in 2001 to $105,000 in 2002. This represents an increase of $2,000. The minor increase in selling and marketing was the result of the costs incurred for additional advertising and marketing programs, much of which will benefit future periods. Selling and marketing expenses are expected to increase as we engage additional sales representatives and staff. We anticipate that the increased sales efforts will offset these increased selling and marketing costs and eventually decrease in their proportion to sales.


         General and administrative expenses increased from $112,000 in 2001 to $127,000 in 2002. This represents an increase of $16,000. This increase was the result of the additional utilization of outside resources for bookkeeping and other clerical functions. We do not expect our general and administrative expenses to increase significantly. We anticipate that our general and administrative expenses will increase at a substantially lesser rate than any increase in sales.

         Interest expense increased from $16,000 in 2001, to $19,000 in 2002. This represents an increase of $3,000. This increase is due to increased borrowings from the Company's President and a line of credit with a bank in 2002.

PLAN OF OPERATION

         We will continue marketing our workforce training video library. Additionally, during the next 12 months we plan to expand our video library by devoting a significant portion of our available resources toward the production and marketing of additional training videos. During the next 12 months we also plan to increase the number of our full-time employees from one to four and the number of our part-time employees from one to two. Currently, we are actively engaged in the development of our sales force for educational/training videos in order to generate additional sales.

         We also intend to seek potential business opportunities. Such opportunities might include acquisitions, mergers, joint ventures or other transactions, whether in related or unrelated businesses. Currently we have no written or oral agreement, plan, arrangement or understanding to enter into any such transaction. There can be no assurance that we will be successful in these efforts.

LIQUIDITY AND CAPITAL RESOURCES

         We are a company with a limited operating history and a history of net losses. Our auditors have indicated in their report that our losses raise substantial doubt about our ability to continue as a going concern.

         We have a credit arrangement with our president, pursuant to which he has agreed to advance, at his discretion, up to $500,000 for our operating expenses and the production of training videos, under the terms of an 8% secured promissory note and a related security agreement. As of June 25, 2003 we owed our president a total of $20,000 in principal and interest under the note. The note is collateralized by all of our right, title and interest in and to our video productions and projects, regardless of their stage of production, including all related contracts, licenses, and accounts receivable. Any unpaid principal and interest under the Note will be due and payable on December 31, 2003. The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (4.75% at May 31, 2002).

         We expect that cash from operations and proceeds from the sale of common stock will be sufficient to satisfy our budgeted cash requirements for at least the next 12 months, provided that we meet sales expectations. If sales expectations are not met, we may still be able to satisfy our current cash requirements by borrowing additional funds under the note from our president. However, if our president is unable or unwilling to advance additional funds under the note, we may be required to seek additional equity or debt financing from other sources, which may not be available on acceptable terms. Further, our ability to pursue any business opportunity that requires us to make a cash payment would also depend on the amount of funds that we can secure from these various sources. If funding is not available from any of these sources to meet our needs, we will either delay production of one or more of our planned videos and delay any business transaction requiring the payment of cash, or both.

ITEM 3.  DESCRIPTION OF PROPERTY

         We lease office space on a month to month basis from an unaffiliated third party for $1,796 per month, located at 17337 Ventura Boulevard, Suite 224, Encino, California 91316. We anticipate that we will be able to maintain the lease, and that this space, consisting of a total of approximately 944 square feet, will be adequate for our operations through the end of our current fiscal year.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of May 31, 2003, regarding beneficial ownership of the Common Stock of the Company by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and other executive officers of the Company and (iv) the Company's executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder listed in the table is 17337 Ventura Boulevard, Suite 224, Encino, California 91316.

                                             NUMBER OF             PERCENTAGE
NAME AND ADDRESS                           SHARES OWNED          OF CLASS OWNED
----------------                           ------------          --------------

Young Family Trust (1)                       1,000,000                52.09%
Stephen Albright (2)                           100,000                 5.21%
David Leedy (3)                                 10,000                 0.52%
Dennis Spiegelman (3)                           10,000                 0.52%
Howard Young (4)                                50,000                 2.61%
Enhance Biotech, Inc.                          750,000                39.07%
35th Floor,
1285 Avenue of the Americas,
New York, New York 10019

All officers and directors
as a group (4 persons)                       1,170,000                60.93%
---------------
(1) All of the shares beneficially owned by the Young Family Trust are also beneficially owned by Buddy Young and Rebecca Young, who, as co-trustees of the Trust, share voting and investment power over the shares. Buddy Young is a director and executive officer of Advanced Media and the Chief Executive Officer of the Company.

(2)      Director, Vice President and Secretary
(3)      Director
(4)      Howard Young is a Vice President and the son of Mr. Buddy Young.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the current officers and directors of Advanced Media:

NAME                        AGE        POSITION

Buddy Young                 68         President, Chief Executive Officer, Chief
                                       Financial Officer and Chairman
L. Stephen Albright         51         Vice President, Secretary and Director
David Leedy                 63         Director
Dennis Spiegelman           57         Director
Mel Powell                  39         Director
Howard Young                45         Vice President

         Buddy Young has served as president, chief executive officer, chief financial officer and chairman of the board of directors of Advanced Media, Inc. since its inception in March 2000. Since August 1996, Mr. Young has also been engaged in a privately owned merger and acquisition business which does business under the name of Advantage Mergers and Acquisitions. From March 1998 until July 1999, Mr. Young served as president, executive officer and a director of MGPX Ventures, Inc., now known as Contango Oil & Gas. Mr. Young assisted MGPX Ventures in adopting a new business plan and recruiting new management. From 1992 until July 1996, Mr. Young served as president and chief executive officer of Bexy Communications, Inc., a publicly held company. Bexy's core business was the production, financing and distribution of television programming. During Mr. Young's tenure at Bexy, Bexy produced and distributed a number of television programs, including a two-hour special, HEARTSTOPPERS . . . HORROR AT THE MOVIES, hosted by George Hamilton, and a 26 episode half-hour television series entitled FEELIN' GREAT, hosted by Dynasty's John James. From June 1983 until December 1991, Mr. Young was president, chief executive officer and a director of Color Systems Technology, Inc., a publicly held company whose stock traded on the American Stock Exchange. Color Systems' major line of business is the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers. For over twenty-five years, Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

         L. Stephen Albright has served as a vice president, director and secretary of Advanced Media, Inc. since May 2003. Since July 2000, Mr. Albright has also served as a consultant and counsel to Advantage Mergers and Acquisitions, a merger and acquisition business owned by Buddy Young. Prior to becoming associated with Advantage Mergers and Acquisitions in July 2000, Mr. Albright was employed as an associate attorney with a law firm in Los Angeles, California from June 1994 through June 2000. Mr. Albright started his own law practice in June 2000. Mr. Albright received his undergraduate degree in business administration and marketing from West Virginia University in 1975.

Following a career in industrial sales, Mr. Albright entered Whittier College School of Law in 1980. Mr. Albright was admitted to practice law in the State of California in 1983. Mr. Albright's legal career has consisted primarily of transactional work, business litigation, corporate matters, employee matters and providing general legal business advice to clients. Mr. Albright also spent seven years as in-house counsel, vice president, general counsel and secretary to Color Systems Technology, Inc., a publicly-held company whose stock traded on the American Stock Exchange. While with Color Systems, Mr. Albright was responsible for all aspects of the company's business including annual shareholders' meetings; preparation and filing of the company's proxy materials, annual reports on Form 10-K, and registration statements on Form 10-Q; and drafting and negotiating lease agreements, distribution and licensing agreements and debt and equity funding arrangements.

         Mr. Leedy has served as a director and member of the audit committee since May 2003. He is a certified public accountant with many years of experience in establishing and managing corporate financial controls. In 1963 he began his career at Haskins & Sells (now Deloitte & Touche). He is now retired and resides in Texas. From 1994 through the end of 1995 he was Chief Operations/Financial Officer of Reel EFX, Inc., a special effects company whose operations included manufacturing and sales, equipment rentals, and special effects for movies, TV, commercials and live performances. In 1993 he served as a Production Accountant at Games Animations/Nickelodeon-MTV. From 1989 through 1992 he served as a consultant to a number of film producers, distributors and foreign sales agents. From 1984 through 1989 he served as Sr. Vice President and Chief Financial Officer of Color Systems Technology, Inc. While there he was responsible for all administrative and financial matters and, assisting the Chief Executive Officer, responsible for operations. He has also served as an expert witness on an important legal case (BUCHWALD V. PARAMOUNT 1990). From 1975 through 1979 he served as Controller of MCA/Universal Pictures and was responsible for the accounting of approximately $350 million in worldwide revenues, advertising and promotion, and royalties. Additionally, he authored and published the definitive book on accounting for royalties in the motion picture industry in 1980, and co-authored another in 1988.

         Dennis Spiegelman has served as a director and a member of the audit committee since May 2003. Mr. Spiegelman is an experienced sales and marketing executive with a successful track record in many aspects of the entertainment industry. He is currently vice president, sales and marketing for Cast & Crew Entertainment Services, Inc., a position he accepted in April 1998. From 1995 to April 1998, Mr. Spiegelman was the senior vice president of sales and marketing for Axium Entertainment, Inc. Both Cast & Crew and Axium specialize in providing payroll and payroll related services to the motion picture and television entertainment industries. Before joining Axium, he held similar positions with AP Services, Inc. and IDC Entertainment Services. During his career of more than 25 years, Mr. Spiegelman has held various other senior positions, including director of operations at Heritage Entertainment, and president and director of All American Group, Inc. While at these companies, Mr. Spiegelman was mainly responsible for the sale of feature films to foreign theatrical, video, and television markets. In addition, Mr. Spiegelman has served as executive producer of the theatrical motion picture entitled NOBODY'S PERFECT and is a past president of Financial, Administrative, and Management Executives in Entertainment, a 50-year-old networking organization for entertainment industry executives.

         Mel Powell has served as a director and a member of the audit committee since May 2003. Mr. Powell brings a background in law, writing, and marketing to the Company. He attended Yale Law School as an undergraduate, and graduated from UCLA Law School in 1988. Mr. Powell is a member of the California Bar Association, and practiced family law from 1988 through 1992 at the Los Angeles based law firm of Trope & Trope. In 1992 Mr. Powell created Breakaway Entertainment, a privately held production company through which he has written feature screenplays, teleplays, radio scripts for Premiere Radio Networks, and scripts for corporate training videos.

         Howard Young has served as a Vice President since May 2003. Prior thereto, Mr. Young was our Director of Marketing. He started his business career at Columbia Pictures in 1983 as a motion picture sales trainee. Shortly thereafter he was promoted to salesman, and was responsible for sales and exhibitor relations in the Seattle- Portland territory. In 1985 Mr. Young joined one of Hollywood's leading advertising agencies, JP Advertising. While there he served in a number of positions relating to the marketing of motion pictures. In 1992 he was named a Senior Vice President of the agency, and was responsible for supervising client accounts. Among others, the agency's accounts included: The Walt Disney Company, 20th Century Fox, Columbia Pictures and Paramount Pictures. Along with his client responsibilities, Mr. Young supervised the administrative operations of the agency. During his tenure at JP Advertising, Mr. Young worked on the marketing campaigns of such films as TITANIC, SPEED, 101 DALMATIANS, MEN IN BLACK, and TRUE LIES. A graduate of Redlands University, Mr. Young left J.P. Advertising and joined Advanced Knowledge in June of 1998. In addition to his responsibilities at Advanced Knowledge, he serves as a consultant to a number of companies in the marketing of their products and services and is active as a graduate assistant in the Dale Carnegie Course Program. Mr. Young is the son of the Company's president and principal stockholder.

         Directors are elected in accordance with our bylaws to serve until the next annual stockholders meeting and until their successors are elected and qualified or until their earlier resignation or removal. Officers are elected by the board of directors and hold office until the meeting of the board of directors following the next annual meeting of stockholders and until their successors shall have been chosen and qualified. Any officer may be removed, with or without cause, by the board of directors. Any vacancy in any office may be filled by the board of directors.

         Except that one of the Company's key employees, Howard Young, is the son of Buddy Young, there are no family relationships between any directors or executive officers and any other director or executive officer of Advanced Media, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

         During fiscal 2003, Howard Young received a total of $6,000 and Mr. Powell received a total of $7,700 compensation, (see, "Certain Relationships and Related Transactions"). Other than the compensation paid to Mr. Young and Mr. Powell, no other compensation has been paid or accrued to any officer or director since the incorporation of Advanced Media, Inc. in March 2000. No stock options, warrants or other rights have been issued to any of the Company's officers, directors or employees. The Company has not approved or adopted any such plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Prior to April 29, 2003, Buddy Young, our chief executive officer, director and principal shareholder, and L. Stephen Albright, our secretary and director, served in similar capacities with our second largest shareholder, Enhance Biotech. Mr. Young currently serves as a consultant to Enhance Biotech.

         We have a credit arrangement with our president, pursuant to which he has agreed to advance, at his sole discretion, up to $500,000 for our operating expenses and the production of training videos, under the terms of an 8% secured promissory note and a related security agreement.

         As of June 25, 2003, we owed Mr. Young a total of $20,000 in principal and interest under the note. Prior to April 18, 2003 we owed Mr. Young a total of $459,000 in principal and interest. However, on that date, we converted most of our debt to Mr. Young into equity. The debt included, without limitation all obligations due Mr. Young, together with principal and interest due under the note, except for $25,000 in principal due under the note which remains outstanding and the obligation of Enhance Biotech. In exchange, Enhance Biotech transferred 1,000,000 of its 1,750,000 shares of Advanced Media to Mr. Young, thereby converting the debt to equity.

         The note is collateralized by all of our right, title and interest in and to our video productions and projects, regardless of their stage of production, including all related contracts, licenses, and accounts receivable. Any unpaid principal and interest under the Note will be due and payable on December 31, 2004. There can be no assurance that our president will advance the full $500,000.

         Mr. Powell, a director of the Company serves as a free lance writer on a number of our training video scripts, as well as a part time assistant in the marketing of our product. During fiscal 2003, Mr. Powell has been compensated a total of $7,700 for his writing and marketing services. These fees were paid to Breakaway Entertainment, a privately held production company owned by Mr. Powell.

ITEM 8.  DESCRIPTION OF SECURITIES

         We have one class of common stock authorized for issuance. Of the 25,000,000 shares of common stock authorized, 1,920,000 shares are currently issued and outstanding. We do not have any preferred stock authorized for issuance.

         Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. To date we have not paid any dividends on our common stock, and we do not anticipate paying any dividends in the foreseeable future.

         Each  share  of  our  common  stock  is  entitled  to  one  vote.   Our
stockholders have no preemptive rights.

         Our stock transfer agent is U.S. Stock Transfer Company, located at 1745 Gardena Ave, Glendale, CA 91204. Their telephone and fax numbers are respectively 818 502-1404 and 818 502-0674.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NO PUBLIC MARKET

         There is currently no public market for our common stock. If and when we can meet the requirements, we will seek to have our stock quoted for trading on either the NASD's Over-The-Counter Bulletin Board system (also known as "OTCBB"), or the Pink Sheets Electronic Quotation Service. There can be no assurance that we will ever be able to qualify to have our stock quoted on the OTC Bulletin Board system, the Pink Sheets Electronic Quotation System, or any stock exchange or stock market.

         Both the OTCBB and the Pink Sheets Electronic Quotation Service have very minimal listing requirements imposed on companies that desire to be listed in their systems.

         The OTCBB only requires that the company's stock be registered with the Commission and that the company be current with its Commission filing requirements. It does not have any other listing requirements. However, in order to be traded, it must also have a Form 15-211(c) on file with the National Association of Securities Dealers (also known as the "NASD") and have at least one (1) market maker in the stock, but these are not listing requirements. There are no requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

         The Pink Sheets quotation system requires that the company's stock be registered with the Securities and Exchange Commission, have at least one (1) market maker and have a Form 15-211(c) on file with the NASD. The Pink Sheets do not have any minimum requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

FORWARD STOCK SPLIT

         On April 14,  2003,  we completed a 2,500  (twenty five  hundred) for 1
(one) forward stock split of our common stock. The 700 shares that had been outstanding on that date were converted into a total of 1,750,000 shares as a result of the forward split. Unless otherwise indicated, all references in this registration statement to our common stock have been restated to give effect to the forward split.

HOLDERS

         There currently are 6 holders of our common stock. We currently have no outstanding options or warrants for the purchase of our common stock and have no securities outstanding which are convertible into common stock. We have not yet adopted or developed any plans to adopt any stock option, stock purchase or similar plan for our employees.

DIVIDEND POLICY

         We have not declared or paid any cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         As of the date hereof, we are not a party to any material legal proceedings, and we are not aware of any such claims being contemplated against us.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On April 18, 2003, Enhance Biotech converted all but $25,000 of Registrant's debt to equity by transferring 1,000,000 shares of our common stock to Mr. Buddy Young in exchange for the satisfaction of all but $25,000 of the debt owed to him.

         The transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof covering transactions not involving any public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes us to indemnify any director or officer under prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being one of our directors or officers if it is determined that the person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Advanced Media pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

                                    PART F/S

                              ADVANCED MEDIA, INC.

                   TABLE OF CONTENTS FOR FINANCIAL INFORMATION


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT............................................      22

AUDITED FINANCIAL STATEMENTS:

Balance Sheet, May 31, 2002 ............................................      23

Statements of Operations
    for the Years Ended May 31, 2002 and 2001...........................      24

Statements of Shareholder's Deficit
    for the Years Ended May 31, 2002 and 2001...........................      25

Statements of Cash Flows
    for the Years Ended May 31, 2002 and 2001...........................      26

Notes to Financial Statements...........................................      27

UNAUDITED INTERIM FINANCIAL STATEMENTS:

Balance Sheet, February 28, 2003 .......................................      31

Statements of Operations
    for the Three and Nine-Month Periods
    Ended February 28, 2003 and 2002....................................      32

Statements of Cash Flows
    for the Nine-Month Periods Ended
    February 28, 2003 and 2002..........................................      33

Notes to Financial Statements...........................................      34

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Advanced Media, Inc.:

We have audited the accompanying balance sheet of Advanced Media, Inc. (formerly Advanced Knowledge, Inc.; the "Company") as of May 31, 2002 and the related statements of operations, shareholder's deficit and cash flows for the years ended May 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2002, and the results of its operations and cash flows for the years ended May 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations since inception that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in
Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




s/s Farber & Hass LLP
Oxnard, California
August 1, 2002

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


BALANCE SHEET
MAY 31, 2002
--------------------------------------------------------------------------------
ASSETS

CASH .........................................................        $  13,250
ACCOUNTS RECEIVABLE, Less allowance of $50,000 ...............           58,561
PREPAID EXPENSES .............................................              219
RELATED PARTY RECEIVABLES ....................................           22,652
PROPERTY AND EQUIPMENT, Less accumulated
   depreciation of $2,495 ....................................            7,265
SECURITY DEPOSITS ............................................            1,767
                                                                      ---------

TOTAL ASSETS .................................................        $ 103,714
                                                                      =========


LIABILITIES AND SHAREHOLDER'S DEFICIT

LINE OF CREDIT ...............................................        $  20,122
ACCOUNTS PAYABLE AND ACCRUED EXPENSES ........................           31,975
ACCRUED DISTRIBUTION COSTS ...................................           58,265
ACCRUED ROYALTIES ............................................           26,628
ACCRUED INTEREST TO SHAREHOLDER ..............................           52,435
NOTE PAYABLE TO SHAREHOLDER ..................................          235,062
                                                                      ---------

TOTAL LIABILITIES ............................................          424,487
                                                                      ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S DEFICIT:
Common stock, par value - $.001, 25,000,000
   shares authorized; 1,750,000 shares issued
   and outstanding ...........................................            1,750
Additional paid-in capital ...................................         (105,693)
Accumulated deficit ..........................................         (216,830)
                                                                      ---------
Total shareholder's deficit ..................................         (320,773)
                                                                      ---------

TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT ..................        $ 103,714
                                                                      =========

See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001
--------------------------------------------------------------------------------
                                                     2002                2001
                                                   ---------          ---------

REVENUES:
Sales ....................................         $ 354,973          $ 215,860
Rental income ............................            14,617             18,422
Other income .............................            12,803             10,400
                                                   ---------          ---------
Total revenues ...........................           382,393            244,682
                                                   ---------          ---------

COST OF GOODS SOLD .......................           196,393            136,458
                                                   ---------          ---------

GROSS MARGIN .............................           186,000            108,224
                                                   ---------          ---------

OPERATING EXPENSES:
Selling and marketing ....................           105,212            102,531
General and administrative ...............           127,495            111,720
Research and development .................             7,967              6,455
                                                   ---------          ---------
Total operating expenses .................           240,674            220,706
                                                   ---------          ---------

LOSS FROM OPERATIONS .....................           (54,674)          (112,482)
                                                   ---------          ---------

OTHER INCOME (EXPENSE):
Interest expense .........................           (18,576)           (15,612)
Other income .............................               125              7,473
                                                   ---------          ---------
Other expense, net .......................           (18,451)            (8,139)
                                                   ---------          ---------

LOSS BEFORE INCOME TAXES .................           (73,125)          (120,621)

INCOME TAXES .............................             2,050                800
                                                   ---------          ---------

NET LOSS .................................         $ (75,175)         $(121,421)
                                                   =========          =========


See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


STATEMENTS OF SHAREHOLDER'S DEFICIT
FOR THE YEARS ENDED MAY 31, 2002 AND 2001
--------------------------------------------------------------------------------
                         COMMON STOCK          ADDITIONAL
                   ------------------------     PAID-IN     SHAREHOLDER'S
                     SHARES        AMOUNT       CAPITAL      (DEFICIT)       TOTAL
                   ----------    ----------    ----------    ----------    ----------
BALANCE,
    JUNE 1, 2000    1,750,000    $    1,750    $ (105,693)   $  (20,234)   $ (124,177)

NET LOSS .......                                               (121,421)     (121,421)
                   ----------    ----------    ----------    ----------    ----------
BALANCE,
    MAY 31, 2001    1,750,000         1,750      (105,693)     (141,655)     (245,598)

NET LOSS .......                                                (75,175)      (75,175)
                   ----------    ----------    ----------    ----------    ----------
BALANCE,
    MAY 31, 2002    1,750,000    $    1,750    $ (105,693)   $ (216,830)   $ (320,773)
                   ==========    ==========    ==========    ==========    ==========

See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                           2002          2001
                                                        ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...........................................    $ (75,175)    $(121,421)
Adjustments to reconcile net loss to
    net cash used by operating activities:
    Increase in allowance for doubtful accounts ....       23,904
    Depreciation ...................................        1,369           965
    Amortization ...................................                      7,200
    Changes in operating assets and liabilities:
    Accounts receivable ............................      (48,287)      (14,888)
      Video inventory and production costs .........                     31,763
      Accounts payable and accrued expenses ........       61,384        51,712
      Other assets .................................       26,481       (45,612)
                                                        ---------     ---------
Net cash used by operating activities ..............      (10,324)      (90,281)
                                                        ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES -
  Capital expenditures .............................       (4,934)
                                                        ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from shareholder ........................        5,250        90,100
Net borrowings on line of credit ...................       20,122
                                                        ---------     ---------
Net cash provided by financing activities ..........       25,372        90,100
                                                        ---------     ---------

NET INCREASE (DECREASE) IN CASH ....................       10,114          (181)

CASH, BEGINNING OF PERIOD ..........................        3,136         3,317
                                                        ---------     ---------

CASH, END OF PERIOD ................................    $  13,250     $   3,136
                                                        =========     =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
    Interest                                            $     -0-     $     -0-
    Income taxes                                        $     -0-     $     -0-

See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS DESCRIPTION - Advanced Media, Inc. (formerly Advanced Knowledge, Inc.; the "Company") is engaged in the development, production and distribution of training and educational products and services.

         From the Company's inception to April 18, 2003, it was a wholly-owned subsidiary of Enhance Biotech. On April 18, 2003, Enhance Biotech entered into an agreement to transfer 1 million shares of common stock of the Company held by them in exchange for debt due to Buddy Young totaling approximately $434,000; accordingly, the Company is no longer a wholly-owned subsidiary of Enhance Biotech as of April 18, 2003.

         GOING CONCERN - The Company has experienced significant operating losses since inception. The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 7, management has developed an operating plan, which they believe will generate sufficient cash to meet its obligations in the normal course of business. In addition, the Company has an agreement with its President and majority shareholder, which provides for borrowings up to $500,000 (see Note 2).

         UNCLASSIFIED BALANCE SHEET - In accordance with the provisions of SFAS No. 53, the Company has elected to present an unclassified balance sheet.

         PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company does not require collateral on sales. As of May 31, 2002, no customer accounted for over 10% of accounts receivable.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of accounts receivable, accrued expenses and note payable) approximates fair value due to the short-term maturities of such instruments.

         CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         ACCOUNTS RECEIVABLE - Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, account balance over one year old, etc.).

         PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years. Property and equipment consists of a telephone system and office equipment costing $9,760.

         LONG-LIVED ASSETS - Statement of Financial Accounting Standards No. 121, "Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. This standard did not have a material effect on the Company's results of operations, cash flows or financial position.

         STOCK SPLIT - During  April  2003,  the Board of  Directors  approved a
         forward   stock  split  of  2,500  to  1.  The  stock  split  has  been retroactively reflected in the financial statements.

         REVENUE RECOGNITION - Sales are recognized upon shipment of videos and training manuals to the customer. Rental income is recognized over the related period that the videos are rented.

         SEGMENT DISCLOSURE - During the years ended May 31, 2002 and 2001, no customer accounted for over 10% of the Company's net sales.

         Other income includes approximately $9,000 earned on international shipments (primarily Canada) in 2002.

         ADVERTISING EXPENSE - The Company expensed advertising costs amounting to $1,440 and $5,379 in 2002 and 2001, respectively. The Company does not conduct direct response advertising.

         RESEARCH AND DEVELOPMENT - Company-sponsored research and development costs related to both present and future products are expensed currently as a separate line item in the accompanying statements of operations.

         INCOME TAXES - The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities. The provision for income taxes in 2002 and 2001 represents the California corporate minimum franchise tax.

         RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS - In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and certain intangible assets will no longer be amortized but will be subject to annual impairment tests. Other intangible assets with finite useful lives will continue to be amortized over their useful lives. The Company does not expect any effect on its financial position or results of operations from the adoption of these statements.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue 94-3. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred in contrast to the date of an entity's commitment to an exit plan, as required by EITF Issue 94-3. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

2.       NOTE PAYABLE TO SHAREHOLDER

         The Company entered into an agreement with its President to borrow up to $500,000 (at the discretion of the President) with interest at 8.0%. Repayment shall be made when funds are available and the balance of principal and accrued interest is due December 31, 2003.


3.       LINE OF CREDIT

         The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (4.75% at May 31, 2002).

4.       INCOME TAXES

         The Company has net operating loss carryforwards totaling approximately $115,000 for Federal income tax purposes available to offset future taxable income through 2022. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset. The valuation allowance increased approximately $12,000 due to the net loss incurred in 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

5.       COMMITMENTS AND CONTINGENCIES

         The Company has agreements with companies to pay a royalty on sales of certain videos. The royalty is based on a specified formula, which averages approximately 35% to 45% of gross sales.

         The Company leases its operating facility for $1,767 per month in Encino, California under a non-cancelable operating lease, which expires in February 2003. Rent expense was approximately $20,000 and $28,000 in 2002 and 2001, respectively.

6.       LEGAL

         During 2002, the Company entered into a settlement with a competitor over alleged interference with contractual relations. The settlement was concluded with a one-time payment of $25,000 and delivery of a number of training videos.

         The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

7.       MANAGEMENT'S PLANS (UNAUDITED)

         Management believes that it will require additional investment in order to achieve higher sales and cash flows from operations. Projected sales combined with available borrowings on the line of credit with its sole shareholder and its bank will be adequate to finance the next fiscal year's cash flow requirements. Management also plans on obtaining additional financing sources consisting of equity and debt to fund working capital and product development.

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


BALANCE SHEET
FEBRUARY 28, 2003
--------------------------------------------------------------------------------

ASSETS

ACCOUNTS RECEIVABLE, ........................................         $  66,981
    Less allowance of $36,372
PROPERTY AND EQUIPMENT,
    Less accumulated depreciation of $4,121 .................             5,639
OTHER ASSETS ................................................             3,353
                                                                      ---------

TOTAL ASSETS ................................................         $  75,973
                                                                      =========


LIABILITIES AND SHAREHOLDER'S DEFICIT

BANK OVERDRAFT ..............................................         $  22,119
ACCOUNTS PAYABLE AND ACCRUED EXPENSES .......................            84,994
ACCRUED ROYALTIES AND COMMISSIONS ...........................            14,517
ACCRUED INTEREST TO SHAREHOLDER .............................            80,422
NOTE PAYABLE TO SHAREHOLDER .................................           352,219
LOAN PAYABLE ................................................            33,332
                                                                      ---------

TOTAL LIABILITIES ...........................................           587,603
                                                                      ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S DEFICIT:
Common stock, par value - $.001;
    25,000,000 shares authorized; 1,750,000
    shares issued and outstanding ...........................             1,750
Additional paid-in capital ..................................          (105,693)
Accumulated deficit .........................................          (407,687)
                                                                      ---------
Total shareholder's deficit .................................          (511,630)
                                                                      ---------

TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT .................         $  75,973
                                                                      =========

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE AND NINE MONTH-PERIODS ENDED
FEBRUARY 28, 2003 AND 2002
--------------------------------------------------------------------------------
                                 Three Months Ended         Nine Months Ended
                                  2003         2002         2003         2002
                               ---------    ---------    ---------    ---------

REVENUES ...................   $ 126,480    $  81,811    $ 300,377    $ 282,206

COST OF REVENUES ...........      50,106       48,590      126,610      148,604
                               ---------    ---------    ---------    ---------

GROSS PROFIT ...............      76,374       33,221      173,767      133,602
                               ---------    ---------    ---------    ---------

OPERATING EXPENSES:
Selling and marketing ......      57,157       23,067      116,112       78,178
General and
    administrative .........      28,782       15,721       79,332       38,984
Forgiveness of related
    party debt .............     141,063         --        141,063         --
Lawsuit settlement .........                   25,000                    25,000
Research and development ...       4,950          368       11,474        7,127
                               ---------    ---------    ---------    ---------
Total operating expenses ...     231,952       64,156      347,981      149,289
                               ---------    ---------    ---------    ---------

LOSS FROM OPERATIONS .......    (155,578)     (30,935)    (174,214)     (15,687)

OTHER EXPENSE - Interest ...      (6,102)        --        (16,643)        --
                               ---------    ---------    ---------    ---------

LOSS BEFORE INCOME TAXES ...    (161,680)     (30,935)    (190,857)     (15,687)

INCOME TAXES ...............        --           --           --          2,000
                               ---------    ---------    ---------    ---------

NET LOSS ...................   $(161,680)   $ (30,935)   $(190,857)   $ (17,687)
                               =========    =========    =========    =========

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003 AND 2002
--------------------------------------------------------------------------------

                                                       2003              2002
                                                    ---------         ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ........................................   $(190,857)        $ (17,687)
Adjustments to reconcile net loss to
    net cash used by operating activities:
    Forgiveness of related party debt ...........     141,063
    Depreciation and amortization ...............       1,626               274
    Changes in operating assets and
      liabilities:
    Accounts receivable .........................      (8,420)          (31,826)
      Accounts payable and accrued expenses .....      10,630            33,144
      Prepaid expenses and other assets .........      (1,367)
      Bank overdraft ............................      22,119
                                                    ---------         ---------
Net cash used by operating activities ...........     (25,206)          (16,095)
                                                    ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES -
    Capital expenditures ........................                        (4,934)
                                                    ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from shareholder .....................     117,157               250
Borrowings on note payable ......................      13,210            15,200
Related party advances ..........................    (118,411)            6,090
                                                    ---------         ---------
Net cash provided by financing
    activities ..................................      11,956            21,540
                                                    ---------         ---------

NET INCREASE (DECREASE) IN CASH .................     (13,250)              511

CASH, BEGINNING OF PERIOD .......................      13,250             3,136
                                                    ---------         ---------

CASH, END OF PERIOD .............................   $     -0-         $   3,647
                                                    =========         =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
    Interest ....................................   $   1,400         $     -0-
    Income taxes ................................   $   1,236         $     -0-

ADVANCED MEDIA, INC.
(FORMERLY ADVANCED KNOWLEDGE, INC.)


NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS DESCRIPTION - Advanced Media, Inc. (formerly Advanced Knowledge, Inc.; the "Company") is engaged in the development, production and distribution of training and educational products and services.

         From the Company's inception to April 18, 2003, it was a wholly-owned subsidiary of Enhance Biotech. On April 18, 2003, Enhance Biotech entered into an agreement to transfer 1 million shares of common stock of the Company held by them in exchange for debt due to Buddy Young totaling approximately $434,000; accordingly, the Company is no longer a wholly-owned subsidiary of Enhance Biotech as of April 18, 2003.

         GOING CONCERN - The Company experienced significant operating losses for the year ended May 31, 2002 and through February 28, 2003 and has a net shareholders' deficit of approximately $512,000. The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. The Company has an agreement with its President and majority shareholder which provides for borrowings up to $500,000.

         UNCLASSIFIED BALANCE SHEET - In accordance with the provisions of SFAS No. 53, the Company has elected to present an unclassified balance sheet.

         PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company does not require collateral on sales. As of February 28, 2003, no customer accounted for over 10% of accounts receivable.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of accounts receivable, accrued expenses and note payable) approximates fair value due to the short-term maturities of such instruments.

         CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         ACCOUNTS RECEIVABLE - Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, account balance over one year old, etc.).

         PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years. Property and equipment consists of a telephone system and office equipment costing $9,760.

         LONG-LIVED ASSETS - Statement of Financial Accounting Standards No. 121, "Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. This standard did not have a material effect on the Company's results of operations, cash flows or financial position.

         STOCK SPLIT - During  April  2003,  the Board of  Directors  approved a
         forward   stock  split  of  2,500  to  1.  The  stock  split  has  been retroactively reflected in the financial statements.

         REVENUE RECOGNITION - Sales are recognized upon shipment of videos and training manuals to the customer. Rental income is recognized over the related period that the videos are rented.

         SEGMENT DISCLOSURE - During the periods ended February 28, 2003 and 2002, no customer accounted for over 10% of the Company's net sales.

         ADVERTISING EXPENSE - The Company expensed advertising costs amounting to $478 and $-0- in 2003 and 2002, respectively. The Company does not conduct direct response advertising.

         RESEARCH AND DEVELOPMENT - Company-sponsored research and development costs related to both present and future products are expensed currently as a separate line item in the accompanying statements of operations.

         FORGIVENESS OF RELATED PARTY DEBT - During the quarter ended February, 28, 2003, the Board of Directors of the Company agreed to forgive the outstanding indebtedness of its parent company.

         INCOME TAXES - The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities

         RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS - In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and certain intangible assets will no longer be amortized but will be subject to annual impairment tests. Other intangible assets with finite useful lives will continue to be amortized over their useful lives. The Company does not expect any effect on its financial position or results of operations from the adoption of these statements.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue 94-3. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred in contrast to the date of an entity's commitment to an exit plan, as required by EITF Issue 94-3. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

2.       NOTE PAYABLE TO SHAREHOLDER

         The Company entered into an agreement with its President to borrow up to $500,000 (at the discretion of the President) with interest at 8.0%. Repayment shall be made when funds are available and the balance of principal and accrued interest is due December 31, 2003.

3.       LINE OF CREDIT

         The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest.

4.       INCOME TAXES

         The Company has net operating loss carryforwards at May 31, 2002, totaling approximately $115,000 for Federal income tax purposes available to offset future taxable income through 2022. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset. The valuation allowance increased approximately $12,000 due to the net loss incurred in 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

5.       COMMITMENTS AND CONTINGENCIES

         The Company has agreements with companies to pay a royalty on sales of certain videos. The royalty is based on a specified formula, which averages approximately 35% to 45% of gross sales.

         The Company leases its operating facility for $1,767 per month in Encino, California under a month-to-month operating lease. Rent expense was approximately $10,700 and $8,000 in 2003 and 2002, respectively.

6.       LEGAL

         The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.


7.       MANAGEMENT'S PLANS (UNAUDITED)

         Management believes that it will require additional investment in order to achieve higher sales and cash flows from operations. Projected sales combined with available borrowings on the line of credit with its sole shareholder and its bank will be adequate to finance the next fiscal year's cash flow requirements. Management also plans on obtaining additional financing sources consisting of equity and debt to fund working capital and product development.

ITEM 1.  INDEX TO EXHIBITS.

     The following exhibits are filed or incorporated by reference as part of this Registration Statement.

(3)      ARTICLES OF INCORPORATION AND BYLAWS

         3.1 Certificate of Incorporation of the registrant (then named Web Star Training, Inc.) dated March 24, 2000, and filed with the Delaware Secretary of State, Division of Corporations on March 24, 2000;

         3.2 Certificate of Amendment of Certificate of Incorporation of the registrant (then named Web Star Training, Inc.) dated June 2, 2000, and filed with the Delaware Secretary of State, Division of Corporations on June 9, 2000, changing the name of Registrant to "Advanced Knowledge, Inc.;"

         3.3 Certificate of Amendment of Certificate of Incorporation of the registrant (then named Advanced Knowledge, Inc.) dated April 14, 2003, and filed with the Delaware Secretary of State, Divisions of Corporations on April 14, 2003, changing the number of authorized shares of Registrant to Twenty-Five Million (25,000,000) shares of common stock, par value one mill ($0.001) and effecting a two thousand five hundred (2,500) for one (1) forward stock split;

         3.4 Certificate of Amendment of Certificate of Incorporation of the Registrant (then named Advanced Knowledge, Inc.) dated May 12, 2003, and filed with the Delaware Secretary of State, Divisions of Corporations on May 14, 2003, changing the name of Registrant to "Advanced Media, Inc.";

         3.5 Bylaws of the registrant (adopted under prior name Web Star Training, Inc.);

(4)      INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
         INDENTURES

         4.1 Form of Certificate of Common Stock of Advanced Media, Inc. Registrant's current certificates bear the statement "AUTHORIZED CAPITAL STOCK 1,000 SHARES NO PAR VALUE PER SHARE." Registrant will order new certificates which will delete the limitation of Registrant's common stock to 1,000 shares.

(5)      OPINION ON LEGALITY

         5.1 Opinion of L. Stephen Albright regarding the legality of the securities being registered;

(10)     MATERIAL CONTRACTS

         10.1 Production Agreement, dated January 5, 1998, between the registrant and The Hathaway Group;

         10.2 Secured Promissory Note of the Registrant, dated May 21, 2003, in favor of Buddy Young;

         10.3 Security Agreement, dated May 21, 2003, between Registrant and Buddy Young;

         10.4 Master copy of "Independent Sales Representative Agreement" used by Advanced Media, Inc. for all domestic sales representatives and distributors;

         10.5 List of names and addresses of domestic sales representatives and distributors;

         10.6 Master copy of "International Distribution Rights Agreement" used by Advanced Media, Inc. for all international sales representatives and distributors;

         10.7     List  of  names   and   addresses   of   international   sales
representatives and distributors;

(21)     SUBSIDIARIES OF THE REGISTRANT

         NONE

(23)     CONSENTS OF EXPERTS AND COUNSEL

         23.1     Consent of Farber & Hass
..
         23.2     Consent of L. Stephen Albright (included in Exhibit 5.1)

ITEM 2.  DESCRIPTION OF EXHIBITS.   N/A



                                   SIGNATURES



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ADVANCED MEDIA, INC.


Dated: July 3, 2003                         By:      /S/ BUDDY YOUNG
                                                -------------------------------
                                                     BUDDY YOUNG